SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Reata Pharmaceuticals, Inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value

(Title of Class of Securities)

75615P 103

(CUSIP Number)

May 25, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 75615P 103

1	Name of Reporting Person: Marguerite Steed Hoffman
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 424,715 (a)
	6	Shared Voting Power 71,078 (b)
	7	Sole Dispositive Power 424,715 (a)
	8	Shared Dispositive Power 71,078 (b)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 495,793
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 6.2% (c)
12	Type of Reporting Person IN

(a)	Includes (i) 179,069 shares of Class A common stock, par value $0.001 per share (“Class A Common Stock”) of Reata Pharmaceuticals, Inc. (the “Issuer”); and (ii) 245,646 shares of Class B common stock, par value $0.001 per share (“Class B Common Stock”) of the Issuer, which Class B Common Stock may be converted on a one-to-one basis within 60 days into Class A Common Stock, each such share of Class A and Class B Common Stock held directly by Ms. Hoffman and over which she exercises sole voting and dispositive power.
(b)	Includes (i) 5,860 shares of Class A Common Stock and (ii) 65,218 shares of Class B Common Stock, each held directly by RVF Holdings, Ltd., a Texas limited partnership, over which Ms. Hoffman may be deemed to exercise shared voting and dispositive power as the sole member and sole manager of RVF Administration, LLC, a Texas limited liability company and the general partner of RVF Holdings, Ltd. Ms. Hoffman disclaims beneficial ownership of the foregoing shares in excess of her pecuniary interest.
(c)	Based on 7,643,401 shares of Class A Common Stock outstanding.

Item 1(a).	Name of issuer: Reata Pharmaceuticals, Inc. (the “Issuer”)

Item 1(b).	Address of issuer’s principal executive offices:

2801 Gateway Drive, Suite 150

Irving, Texas 75063

Item 2(a).	Names of persons filing:

Marguerite Steed Hoffman

Item 2(b).	Address or principal business office or, if none, residence:

The business address of the Ms. Hoffman is c/o Don Stuart, 221 West 6th Street, Suite 1300, Austin, Texas 78701.

Item 2(c).	Citizenship:

Ms. Hoffman is a United States citizen.

Item 2(d).	Title of class of securities: Class A Common Stock, par value $0.001 (“Class A Common Stock”)

Item 2(e).	CUSIP number: 75615P 103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4.	Ownership:

Ms. Hoffman may be deemed to beneficially own 495,793 shares of Class A Common Stock, representing approximately 6.2% of the outstanding shares of Class A Common Stock.

Ms. Hoffman may be deemed to have sole voting and dispositive power with respect to 424,715 shares of Class A Common Stock (by virtue of her direct ownership of 179,069 shares of Class A Common Stock and 245,646 shares of Class B Common Stock) and shared voting and dispositive power with respect to 71,078 shares of Class A Common Stock (by virtue of her indirect ownership of 5,860 shares of Class A Common Stock and 65,218 shares of Class B Common Stock).

Item 5.	Ownership of five percent or less of a class: Not applicable.

Item 6.	Ownership of more than five percent on behalf of another person: Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person: Not applicable.

Item 8.	Identification and classification of members of the group: Not applicable.

Item 9.	Notice of dissolution of group: Not applicable.

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of his or her knowledge and belief, undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: June 6, 2016	Marguerite Steed Hoffman

	By:	/s/ Donald L. Stuart
Name: Donald L. Stuart
Title: Attorney-in-fact

LIST OF EXHIBITS

Exhibit No.	Description

24.1	Power of Attorney